September 30, 2019

Allison Hushek
General Counsel
Allied Esports Entertainment, Inc.
17877 Von Karman Avenue, Suite 300
Irvine, California, 92614

       Re: Allied Esports Entertainment, Inc.
           Registration Statement on Form S-3
           Filed September 20, 2019
           File No. 333-233856

Dear Ms. Hushek:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of Trade
& Services